SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                 _______________________________

                           FORM 8-A/A
                         Amendment No. 1
             AMENDING FORM 8-A, DATED JULY 23, 1997

        FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
             PURSUANT TO SECTION 12(b) OR (g) OF THE
                 SECURITIES EXCHANGE ACT OF 1934


                        CIGNA CORPORATION
                        -----------------
     (Exact name of registrant as specified in its charter)


          Delaware                              06-1059331
      -------------------------------------------------------
(State of incorporation or organization)      (I.R.S. Employer
                                              Identification No.)

          One Liberty Place            Philadelphia, PA 19192-1550
      ---------------------------------------------------------------
(Address of principal executive offices)         (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

                                            Name of each exchange
Title of each class                         on which each such class
to be so registered                         is to be registered
-------------------                         ------------------------

Rights to Purchase Preferred Stock, $1.00   New York Stock Exchange
par value per share                         Philadelphia Stock Exchange
                                            Pacific Stock Exchange

     If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. /x/

     If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. / /

     Securities Act registration statement file number to which this form relates: _________________ (if applicable)


Securities to be registered pursuant to Section 12(g) of the Act:

                              None
           ----------------------------------------------
                        (Title of Class)

     This Form 8-A/A-1 amends and supplements in its entirety the Form 8-A (the "Form 8-A") filed by CIGNA Corporation, a Delaware corporation (the "Company") on July 23, 1997 with respect to the Rights Plan, dated as of July 23, 1997 (the "Original Agreement") between the Company and First Chicago Trust Company of New York (the "Rights Agent").

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED.

     On July 23, 1997, the Board of Directors of the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock (the "Common Shares") of the Company. The dividend was paid to the shareholders of record as of 5:00 P.M., Philadelphia time, on August 4, 1997 (the
"Effective Date"), and with respect to Common Shares issued thereafter was paid and is payable until the Distribution Date
(as hereinafter defined) and, in certain circumstances, with respect to Common Shares issued after the Distribution Date.

     As a result of a 3-for-1 stock split with respect to the Common Shares issued and outstanding as of May 4, 1998, the terms of the Rights registered on the Form 8-A were amended on July 22, 1998, so that each Right, when exercisable, represents the Right to purchase one one-thousandth of a share of Junior Participating Preferred
Stock, Series D, par value $1.00 per share (the "Preferred
Shares") at a purchase price of $260 (the "Purchase Price"), subject to adjustment, and except as set forth below. The description and terms of the Rights are set forth in an Amended and Restated Rights Agreement, dated as of July 22, 1998 (the
"Rights Agreement"), between the Company and the Rights Agent.

  A. ISSUE OF RIGHTS CERTIFICATES

     The Rights are attached to all certificates representing outstanding Common Shares, and no separate Right Certificates (as hereinafter defined) have been distributed. The Rights will separate from the Common Shares on the earlier to occur of
(i) the first date of public announcement that a Person (defined in Section 1(m) of the Rights Agreement), alone or together with its Affiliates and Associates (defined in Section 1(c) of the Rights Agreement), has acquired beneficial ownership (as defined in Section 1(d) of the Rights Agreement) of 10% or more of the outstanding Common Shares (except pursuant to a Permitted Offer, as hereinafter defined); or (ii) the close of business on the tenth (10th) business day (or such later date as the Board of Directors of the Company may determine) following the commencement of, or announcement of an intention to commence, a tender or exchange offer the consummation of which would result in any Person becoming an Acquiring Person (as hereinafter defined), including, in the case of both (i) and (ii), any such date which is after the date of the Rights Agreement and prior to the issuance of the Rights (the earliest of such dates being called the "Distribution Date"). A Person, alone or together with its Affiliates and Associates, whose acquisition of Common Shares causes a Distribution Date pursuant to clause (i) above is an "Acquiring Person." The first date of public announcement that a Person, alone or together with its Affiliates and Associates, has become an Acquiring Person is the "Shares Acquisition Date."

     The Rights Agreement provides that until the Distribution Date the Rights will be transferred with and only with the Common Shares.
Until the Distribution Date (or earlier redemption, exchange, or expiration of the Rights), new Common Share certificates issued after the Effective Date upon transfer or new issuance of Common
Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption, exchange, or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Effective Date, even without such notation or a copy of the Summary of Rights to Purchase Preferred Shares being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As promptly as practicable following the Effective
Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common
Shares as of the close of business on the Distribution Date (and to each initial record holder of certain Common Shares issued after the Distribution Date), and such separate Right
Certificates alone will evidence the Rights.

  B. EXERCISE OF RIGHTS; FINAL EXPIRATION DATE OF RIGHTS

     The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M., Philadelphia time, on August 4, 2007, unless earlier redeemed or exchanged by the Company as described below.

  C. FLIP-IN PROVISION

     In the event that any Person becomes an Acquiring Person (except pursuant to a "Permitted Offer" as hereinafter defined), each holder of a Right will have (subject to the terms of the Rights Agreement) the right to receive upon exercise the number of Common Shares, or, in the discretion of the Board of Directors of the Company, the number of one one-thousandths of a Preferred
Share (or, in certain circumstances, other securities of the Company) having a value (immediately prior to such "Triggering Event," as defined in Section 1(t) of the Rights Agreement) equal to two times the Purchase Price (the "Flip-In Right"). Notwithstanding the foregoing, following the occurrence of the event described above, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or any Affiliate or Associate thereof will be null and void. A "Permitted Offer" shall mean a tender or exchange offer for all outstanding Common Shares at a price and on terms determined, prior to the purchase of shares under such tender or exchange offer, by at least a majority of the Disinterested Directors to be adequate (taking into account all factors that such directors deem relevant) and otherwise in the best interests of the Company and its shareholders (other than the Person or any Affiliate or Associate thereof on whose behalf the offer is being made) taking into account all factors that such directors may deem relevant. "Disinterested Directors" are directors of the Company who are not officers of the Company and who are not Acquiring Persons or Affiliates or Associates thereof, or representatives of any of them, or any person who was directly or indirectly proposed or nominated as a director of the Company by an Acquiring Person.

  D. FLIP-OVER PROVISION

     In the event that, at any time following the Shares Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the holders of all of the outstanding Common Shares immediately prior to the consummation of the transaction are not the holders of all of the surviving corporation's voting power, or (ii) more than 50% of the Company's assets or earning power is sold or transferred, in either case with or to an Acquiring Person or any Affiliate or Associate thereof, or any other person in which such Acquiring Person, Affiliate or Associate has an interest, or any person acting on behalf of or in concert with such Acquiring Person, Affiliate or Associate, or, if in such transaction all holders of Common Shares are not treated alike, any other person, then each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right (the "Flip-Over Right") to receive, upon exercise, common shares of the acquiring company having a value equal to two times the Purchase Price. The holder of a Right will continue to have the Flip-Over Right whether or not such holder exercises or surrenders the Flip-In Right.

  E. ADJUSTMENT OF PURCHASE PRICE

     The Purchase Price payable, and the number of one one-thousandths of a Preferred Share or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred
Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred
Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends or a dividend payable in preferred shares) or of subscription rights or warrants (other than "equivalent preferred shares," as defined in Section 11(b) of the Rights Agreement).

     The Purchase Price is also subject to adjustment in the event of a stock split of the Common Shares, or a stock dividend on the Common Shares payable in Common Shares, or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional one-thousandths of a Preferred Share will be issued, and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

  F. REDEMPTION OF RIGHTS

     At any time prior to the earlier to occur of (i) a person becoming an Acquiring Person or (ii) the expiration of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $0.0033 per Right (the "Redemption Price"), which redemption shall be effective upon the action of the Board of Directors of the Company. Additionally, the Company may redeem the then outstanding Rights in whole, but not in part, at the Redemption Price after the triggering of the Flip-In Right and before the expiration of any period during which the Flip-In Right may be exercised in connection with a merger or other business combination transaction or series of transactions involving the Company in which all holders of Common Shares are treated alike but not involving (other than as a holder of Common Shares being treated like all other such holders) any Person acting directly or indirectly on behalf of, or in concert with, any Acquiring Person, or its Affiliates or Associates. The Board of Directors may only redeem Rights if a majority of the Disinterested Directors authorizes such redemption. Upon the effective date of the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

  G. EXCHANGE OF RIGHTS

     At any time after a Person becomes an Acquiring Person but before such Acquiring Person, together with all Affiliates and Associates of such Person, becomes the "Beneficial Owner"
(defined in Section 1(d) of the Rights Agreement) of 50% or more of the Common Shares then outstanding, the Company may, at its option, exchange all or part of the then outstanding and exercisable Rights (other than those owned by the Acquiring
Person, together with any Affiliates and Associates of such Acquiring Person, which have become null and void) at an exchange ratio of one Common Share per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction involving either the Common Shares or the Preferred Shares occurring after the date hereof (the "Exchange Ratio"). The
Board of Directors may only exchange Rights if a majority of the Disinterested Directors authorizes such exchange. Immediately upon the action of the Board of Directors ordering the exchange of any Rights and without any further action and without any notice, the right to exercise such rights shall terminate and the only right thereafter of a holder of such Rights shall be to receive that number of Common Shares equal to the number of such rights held by such holder multiplied by the Exchange Ratio.

  H. RIGHTS CERTIFICATE HOLDER NOT DEEMED A SHAREHOLDER

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders of the Company, shareholders may, depending upon the circumstances, recognize taxable income should the Rights become exercisable or upon the occurrence of certain events thereafter.

  I. EXHIBITS

     Attached hereto as Exhibit 1 and incorporated herein by reference is a form of the Amended and Restated Rights Agreement, dated as of July 22, 1998, between CIGNA Corporation and First Chicago
Trust Company of New York, as Rights Agent, specifying the terms of the Rights, including the exhibits thereto, as follows:
Exhibit A - Certificate of Designations, Preferences and Rights of Junior Participating Preferred Stock, Series D, of CIGNA Corporation; Exhibit B - Form of Rights Certificate; and Exhibit
C - Summary of Rights to Purchase Preferred Shares. The foregoing description of the Rights is qualified by reference to the Rights Agreement and the exhibits thereto.

Item 2.  EXHIBITS

        1. Amended and Restated Rights Agreement, dated as of July 22, 1998, between CIGNA Corporation and First Chicago Trust Company of New York, as Rights Agent, which includes, as Exhibit A thereto, the Amended Certificate of Designations, Preferences and Rights of Junior Participating Preferred Stock, Series D, of CIGNA Corporation, as Exhibit B thereto, the Form of Rights Certificate and as Exhibit C thereto, the Summary of Rights to Purchase Preferred Shares.

                            SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                  CIGNA CORPORATION

                                  By: /s/ Carol J. Ward
                                  -------------------
                                  Carol J. Ward
                                  Corporate Secretary


Dated:  July 22, 1998

                           EXHIBIT INDEX


EXHIBIT                  DESCRIPTION

    1 Amended and Restated Rights Agreement, dated as of July 22, 1998, between CIGNA Corporation and First Chicago Trust Company of New York, as Rights Agent, which includes, as Exhibit A thereto, the Amended Certificate of Designations, Preferences and Rights of Junior Participating Preferred Stock, Series D, of CIGNA Corporation, as Exhibit B thereto, the Form of Rights Certificate and as Exhibit C thereto, the Summary of Rights to Purchase Preferred Shares.